[AmericasBank Corp. Letterhead]

February 9, 2006

BY EDGAR AND FACSIMILE (202-772-9208)

Securities and Exchange Commission

Division of Corporation Finance

100 ‘F’ Street, N.E.

Washington, D.C. 20549

Re:	AmericasBank Corp.

Registration Statement No. 333-130542

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned President and Chief Executive Officer of AmericasBank Corp. (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form SB-2, Registration Number 333-130542, be accelerated to Friday, February 10, 2006 at 3:00 p.m. EST or as soon thereafter as practicable.

In the event of any change to the requested effective date, Kenneth B. Abel, counsel to the Company and William J. McKinnon, Jr., President of McKinnon & Company, Inc., the Company’s financial advisor, are hereby authorized to make any modified requests, orally and in writing, for acceleration of the effective date.

We are advised by McKinnon & Company, Inc., the Company’s financial advisor, that the amount of compensation to be allowed or paid to McKinnon & Company, Inc., and any other arrangements among the Company, McKinnon & Company, Inc. and other broker dealers participating in the distribution, as described in the registration statement have been reviewed to the extent required by the National Association of Securities Dealer, Inc. and that such association expects to express no objections to the compensation and other arrangements.

In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegating authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please call the Company’s counsel Kenneth B. Abel at (410) 347-7394.

Very truly yours,

/s/ Mark H. Anders
Mark H. Anders
President and Chief Executive Officer